Vasogen Inc.


                                   [GRAPHIC]

                               SUCCESS in BALANCE



        annual report 2000
================================================================================

The cover of this annual report depicts a stressed immune cell - the fundamental component of Vasogen's immune modulation therapy. Published research indicates that the normal removal of stressed cells by the immune system is inherently an anti-inflammatory process. By using stressed cells as a treatment modality, Vasogen's therapeutic intervention targets the inappropriate inflammatory responses implicated in a broad range of diseases.

corporate profile

Vasogen Inc. is engaged in the development and commercialization of a therapeutic platform technology designed to treat disease by harnessing the power of the human immune system. Vasogen's lead clinical program, now entering late-stage development, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral vascular disease. Vasogen's immune modulation therapy is also in clinical development for a number of other indications, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. Through collaborations with leading international researchers, Vasogen is also advancing the development of therapeutic interventions for the treatment of additional autoimmune diseases and neurological disorders.


Contents 1 Milestones 2 Letter to Shareholders 8 Cardiovascular 12 Autoimmune 16 Leukemia 20 Financials 36 Corporate Information IBC Corporate Directory
regulating the immune response
================================================================================

Recent advances in the field of immunology have demonstrated the central role that inflammation plays in a broad range of disorders, including cardiovascular diseases, autoimmune diseases such as psoriasis and multiple sclerosis, and some cancers. Vasogen is focused on the development of novel therapeutic interventions to treat many of these devastating diseases by harnessing the power of the human immune system to regulate destructive inflammatory responses.

--------------------------------------------------------------------------------

THE ROLE OF INFLAMMATION IN DISEASE

Inflammation is the normal response by the immune system to infection, injury, or disease. Inflamed tissues generate signals, including pro-inflammatory cytokines, that lead to the redness, swelling, and pain associated with inflammation. Additional pro-inflammatory cytokine production leads to the recruitment of immune cells from the bloodstream to the site of inflammation in the tissue, where these cells help to destroy and clear the inflammatory agent. This response is normally self-limiting and promotes healing; but when uncontrolled, it becomes harmful and can cause tissue damage.

The inflammatory response can be either acute or chronic. Acute inflammation lasts at most a few days and generally enables healing and repair processes; however, in chronic inflammation the attempt at healing and repair becomes misdirected. Chronically inflamed tissues continue to generate pro-inflammatory cytokines that recruit additional immune cells into the tissue. This migration of immune cells into the tissue further amplifies the ongoing inflammatory response, leading to organ and tissue damage that manifests as a range of disease symptoms.

The medical community is becoming increasingly aware of the role that chronic inflammation plays in many diseases. As the link between inflammation and disease becomes more apparent, the need for effective and safe anti-inflammatory therapies continues to grow. Vasogen's immune modulation therapy is being developed to provide safe and effective treatment for inflammatory disorders by down-regulating the chronic, inappropriate production of harmful pro-inflammatory cytokines.

MECHANISM OF ACTION OF VASOGEN'S IMMUNE MODULATION THERAPY

Published research suggests that the normal removal of stressed cells from the body by the immune system is inherently an anti-inflammatory process. Vasogen's immune modulation therapy is designed to exploit this anti-inflammatory response to stressed cells. Delivered during a 20-minute outpatient procedure, immune modulation therapy involves the stressing of a small sample of a patient's blood cells using a proprietary medical device technology, followed by the administration of the stressed cells to the patient.

                                  |---------------------------- Administration of stressed cells leads to their interaction with
                                  |                             cells of the patient's immune system.
                             [Graphic]
                           stressed cells


       [Graphic]                                         [Graphic]  |   Immune system  cells,  including  macrophages  and dendritic
     dendritic cells                                    macrophages |-- cells,  are  triggered  by the  stressed  cells  to  produce
                                                                    |   regulatory cytokines, particularly interleukin-10 (IL-10).


        IL-10                                        IL-10
                              [Graphic]
                              Th0 cells

                                                                        Production  of  regulatory  cytokines  leads  to a  relative decrease  in the  level of  pro-inflammatory  Th1  cells and
     [Graphic]                                          [Graphic]   |   cytokines,    including    tumor    necrosis    factor-alpha
     Th1  cells                                         Th2  cells  |-- (TNF-alpha),  interleukin-6   (IL-6),  and  interferon-gamma
                                                                    |   (IFN-gamma).  At  the  same time, the relative number of Th2 cells is  increased,  leading to an increased  production of regulatory cytokines, including IL-10.
       IL-6                                           IL-10
       TNF-alpha                systemic
       IFN-gamma            anti-inflammatory
                                 effect                            The process of  modulating  the levels of both  anti-inflammatory
                                   |                               and  pro-inflammatory  cytokines  leads to a decrease in systemic
                                   |------------------------------ inflammation.  This is the fundamental  basis for the application of immune  modulation  therapy  across a broad  range of  disease targets.

====================================================================================================================================

The ability to advance products through clinical trials, and ultimately to commercialize them, is the primary method by which the performance of a biotechnology company is assessed. This was a remarkable year of scientific and clinical achievement at Vasogen, as the Company continued to expand its development pipeline. Vasogen is currently developing eight disease indications: six of these applications are in clinical development.


DEVELOPMENT PIPELINE
-----------------------------------------------------------------------------------------------------------------------------------
indication                      developmental stage*          patient need
-----------------------------------------------------------------------------------------------------------------------------------
Peripheral Vascular Disease     ENTERING PIVOTAL CLINICAL     PVD affects 20 million people in the U.S. and Europe; leads to
                                                              200,000 amputations per year.
-----------------------------------------------------------------------------------------------------------------------------------
Congestive Heart Failure        FEASIBILITY CLINICAL          CHF affects 15 million adults worldwide, including 5 million in the
                                                              U.S.
-----------------------------------------------------------------------------------------------------------------------------------
Ischemia/Reperfusion Injury     FEASIBILITY CLINICAL          Implicated in the 500,000 major cardiovascular surgical procedures performed in the U.S. annually.
-----------------------------------------------------------------------------------------------------------------------------------
Psoriasis                       FEASIBILITY CLINICAL          750,000 people suffer from moderate to severe psoriasis in the U.S.
                                                              and Europe.
-----------------------------------------------------------------------------------------------------------------------------------
Graft-versus-Host Disease       FEASIBILITY CLINICAL          Life-threatening complication of thousands of bone marrow
                                                              transplants each year.
-----------------------------------------------------------------------------------------------------------------------------------
Chronic Lymphocytic Leukemia    FEASIBILITY CLINICAL          Affects 120,000 people in the U.S. and Europe; survival of less than 3 years in advanced disease.
-----------------------------------------------------------------------------------------------------------------------------------
Neurological Diseases           PRE-CLINICAL                  Neurological diseases, including Multiple Sclerosis, affect millions of people worldwide.
-----------------------------------------------------------------------------------------------------------------------------------
Rheumatoid Arthritis            PRE-CLINICAL                  RA affects more than 5 million people worldwide; 2 million of these patients are in the U.S.
-----------------------------------------------------------------------------------------------------------------------------------

* Feasibility clinical trials are designed to investigate the safety, optimal dosage, and efficacy of a therapeutic intervention. Pivotal trials are multi-center studies undertaken to confirm the efficacy of a therapeutic intervention in larger patient groups.

o Reported positive clinical results from a double-blind, placebo-controlled trial in patients with peripheral vascular disease.

     o Commenced multi-center clinical trial in congestive heart failure patients at Baylor College of Medicine, The Cleveland Clinic, and the Texas Heart Institute.

          o Presented pre-clinical and clinical data at the American Heart Association meeting showing a significant improvement in the function of diseased blood vessels.

               o Presented data at the American College of Cardiology meeting demonstrating reduced inflammation in the blood vessel wall and significantly retarded plaque development in a pre-clinical model of atherosclerosis.

                    o Reported positive clinical results from a double-blind, placebo-controlled trial in patients with moderate to severe psoriasis.

                         o    Received regulatory approval to commence follow-on
                              multi-center  clinical   trial  in  patients  with
                              moderate to severe psoriasis.

                              o   The Journal  of Cutaneous Medicine and Surgery
[GRAPHIC]                         published results  demonstrating a significant
                                  reduction in immune-mediated inflammation in pre-clinical models.

                        o Received regulatory approval to commence a clinical trial for the prevention of graft-versus-host disease in leukemia patients at the Princess Margaret Hospital, University of Toronto.

                    o    Transplantation    published    pre-clinical    results
                         demonstrating the ability of Vasogen technology to prevent graft-versus-host disease.

               o Announced plans for clinical trial in chronic lymphocytic leukemia to be conducted at the Regional Cancer Institute, Sunnybrook Health Sciences Centre, University of Toronto.

          o    Reported   pre-clinical   results   demonstrating  a  significant
               reduction in joint swelling in a model of acute inflammation used to study rheumatoid arthritis.

     o Research demonstrated that interferon-gamma and interleukin-6, two powerful pro-inflammatory cytokines, are significantly down-regulated by Vasogen's immune modulation therapy.

o Research identified interleukin-10 as a key anti-inflammatory mechanism of Vasogen's immune modulation therapy.




                                                                  Vasogen Inc. 1

================================================================================
   letter to our shareholders


CLINICAL DEVELOPMENT IS ADVANCING IN SIX MAJOR DISEASE INDICATIONS: PERIPHERAL VASCULAR DISEASE, CONGESTIVE HEART FAILURE, ISCHEMIA/ REPERFUSION INJURY, PSORIASIS, CHRONIC LYMPHOCYTIC LEUKEMIA, AND GRAFT-VERSUS-HOST DISEASE. IN ACHIEVING THIS DEVELOPMENT STATUS, VASOGEN HAS DEMONSTRATED THE ABILITY TO RAPIDLY DRIVE SCIENTIFIC DISCOVERY TOWARDS CLINICAL REALITY.

Vasogen enters 2001 research rich and product focused. Our therapeutic platform technology for regulating harmful immune responses continues to supply a growing pipeline of product opportunities - opportunities to make a difference in the lives of the millions affected by cardiovascular, autoimmune, and other debilitating inflammatory diseases.

Over the past year, we have achieved notable clinical and scientific milestones. The applications currently in clinical trials illustrate both the therapeutic and the commercial potential of Vasogen's technology. Clinical development programs are advancing in six major disease indications: peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury associated with major vascular surgery, psoriasis, chronic lymphocytic leukemia, and graft-versus-host disease. In achieving this development status, the Company has demonstrated the ability to rapidly drive scientific discovery towards clinical reality.

The success of Vasogen's therapeutic approach to regulating destructive inflammation was marked by positive results reported from our lead clinical program in peripheral vascular disease (PVD). PVD afflicts 20 million people in North America and Europe, costs healthcare systems more than $10 billion annually, and ultimately leads to over 200,000 amputations each year. Immune modulation therapy provided significant clinical benefit to patients with advanced disease and was shown to have an excellent safety profile. Furthermore, the therapeutic benefits observed in these patients were long-lasting, free of drug interactions, and without significant adverse side effects. These results compare very favorably with the current therapies for PVD, supporting our commitment to making immune modulation therapy the treatment of choice for this debilitating disease. We are now planning the launch of a U.S. multi-center trial to support regulatory approval and market introduction.

Our clinical development program in the United States is already supporting our cardiovascular disease strategy on two other fronts: congestive heart failure
(CHF)


2 Vasogen Inc.

   [PHOTO of           [PHOTO of        Left to right
William R. Grant]   David G. Elsley]    William R. Grant, Chairman of the Board
                                        David G. Elsley, President and CEO

and major vascular surgery. CHF is a progressive and often fatal cardiac condition affecting millions of people in North America. The clinical trial of immune modulation therapy in CHF is progressing at The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure, and at Baylor College of Medicine and the Texas Heart Institute, Houston, Texas, under the direction of Dr. Guillermo Torre, Medical Director of the Heart Transplant Service. Also in progress at Baylor College of Medicine is a trial designed to demonstrate the effectiveness of immune modulation therapy in protecting vital organs from the damage associated with ischemia/reperfusion injury during major vascular surgery. Successful completion of these trials, slated for the second half of 2001, would position the Company to enter multi-center trials of immune modulation therapy in these key areas of cardiovascular disease.

Clinical development completed during the past year targeting autoimmune disease also yielded very encouraging results. Building on promising pre-clinical results showing the effectiveness of immune modulation therapy in models of inflammatory skin disease, Vasogen initiated a clinical program in psoriasis, a common autoimmune disease affecting up to 2% of the population. The social stigma associated with psoriasis leads hundreds of thousands of patients with advanced disease to resort to aggressive immunosuppressive and cytotoxic therapies in an effort to control their disease. We see this unfortunate predicament for those suffering from psoriasis as an opportunity to make a difference by offering an effective therapy with a superior safety profile.

The initial double-blind, placebo-controlled clinical trial to assess the safety and effectiveness of Vasogen's immune modulation therapy in the treatment of patients with moderate to severe psoriasis was completed early in the fourth quarter. The trial, conducted at the University of Toronto, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology, demonstrated positive clinical responses and confirmed the excellent safety profile of immune modulation


VASOGEN'S IMMUNE MODULATION THERAPY PROVIDED SIGNIFICANT CLINICAL BENEFIT TO PATIENTS WITH ADVANCED DISEASE AND WAS SHOWN TO HAVE AN EXCELLENT SAFETY PROFILE. FURTHERMORE, THE THERAPEUTIC BENEFITS WERE LONG-LASTING, FREE OF DRUG INTERACTIONS, AND WITHOUT SIGNIFICANT ADVERSE SIDE EFFECTS.


                                                                 Vasogen Inc. 3

                                 Left to right      [PHOTO of      [PHOTO of
Tamar Howson, Director of Business Development     Tamar Howson]  J.D. Miller
J.D. Miller, Director of Corporate Development

FUNDAMENTAL RESEARCH SHOWING DOWN-REGULATION OF INFLAMMATORY CYTOKINES SUGGESTS THAT VASOGEN'S IMMUNE MODULATION THERAPY MAY BE BENEFICIAL IN ADDITIONAL DISEASES IN WHICH INFLAMMATION PLAYS A ROLE. THIS HAS LED TO THE IDENTIFICATION OF NEW TARGETS FOR CLINICAL DEVELOPMENT, INCLUDING MULTIPLE SCLEROSIS.


therapy. These results not only reaffirmed our commitment to this important clinical area, they also enabled the Company to advance to a multi-center clinical trial designed to study the impact of optimized dosing schedules. Upon the completion of this ongoing study, which is planned for the fourth quarter of this year, we expect to be positioned to advance to a pivotal trial to underpin regulatory approval.

The application of our immune modulation technology in the area of leukemia has taken on added significance over this past year. Our first application targets the prevention of graft-versus-host disease (GvHD), a potentially life-threatening complication associated with bone marrow transplantation used in the treatment of leukemia and lymphoma. We are pleased to be collaborating with Dr. Hans Messner, Professor of Medicine and Director of the Bone Marrow Transplant Program at the Princess Margaret Hospital/Ontario Cancer Institute, Toronto, in pursuing the clinical development of this extremely important, yet poorly served area of medicine. Preventing GvHD would allow thousands of additional cancer patients to receive life-saving bone marrow transplants each year. We look forward to reporting results from this program during the year.

A second application in leukemia focused on the treatment of chronic lymphocytic leukemia (CLL) is now positioned to enter the clinic at the University of Toronto. CLL is the most common adult form of leukemia. Patients with CLL experience numerous disease-related symptoms, including fatigue, weight loss, anemia, bleeding disorders, and increased infections. High-risk CLL patients have a median survival of less than three years, and there is currently no cure. Patient interest in this study has been overwhelming; thus, we expect rapid recruitment to the study, with clinical results during 2001.

In addition to the numerous promising indications in clinical development, Vasogen's fundamental research program continues to deliver new possibilities. Recent results have clearly demonstrated that our immune modulation therapy alters the balance between pro-inflammatory and anti-inflammatory events. Using a series of pre-clinical models of inflammatory disease, we have shown

4  Vasogen Inc.

    [PHOTO of             [PHOTO of        Left to right
Dr. Eldon R. Smith]  Dr. Clive Ward-Able]  Dr. Eldon R. Smith,Vice-President,
                                              Scientific Affairs
                                           Dr. Clive Ward-Able, Vice-President,
                                              Research and Development

down-regulation of a number of important disease-promoting inflammatory cytokines, while disease-modifying anti-inflammatory cytokines are significantly up-regulated. These data suggest that Vasogen's immune modulation therapy may be beneficial in additional diseases in which inflammation plays a role. This has led to the identification of a number of new targets for clinical development, including multiple sclerosis.

To strengthen Vasogen's competitive and proprietary position in immune modulation therapy across a broad spectrum of clinical categories, we continue to follow a strategy of maximizing the value of our discoveries through comprehensive intellectual property protection. During the year, patent applications concerning several fundamental discoveries were filed in the United States and other major jurisdictions. The Company was also awarded additional patents covering the prevention and treatment of a number of medical conditions.

Our successful corporate development over the past year has been marked by the addition of industry leaders to Management, the Board of Directors, and the Scientific Advisory Board.

Supporting  Vasogen's increased focus on  commercialization  initiatives,  Tamar
Howson was appointed as Director of Business Development. Ms. Howson brings extensive healthcare licensing and corporate partnering expertise both in the U.S. and globally, having previously held the position of Senior Vice-President and Director of Worldwide Business Development at SmithKline Beecham. Given our growing intellectual property position, we have appointed Robert Hirons as Director of Intellectual Property. Mr. Hirons has over 30 years of intellectual property experience, specializing in the area of biotechnology and pharmaceutical inventions. Bernard Lim was appointed Vice-President, Technology, responsible for directing all product development, manufacturing, and quality assurance processes. Mr. Lim has proven his abilities over 20 years of medical device development and manufacturing experience and was the Founder and Managing Director of Welmed, a leading supplier of intravenous

THE VALUE OF VASOGEN'S DISCOVERIES CONTINUES TO BE MAXIMIZED THROUGH COMPREHENSIVE INTELLECTUAL PROPERTY PROTECTION. DURING THE YEAR, PATENT APPLICATIONS CONCERNING FUNDAMENTAL DISCOVERIES, AND THE PREVENTION AND TREATMENT OF A NUMBER OF MEDICAL CONDITIONS, WERE FILED IN THE UNITED STATES AND OTHER MAJOR JURISDICTIONS.

                                                                 Vasogen Inc. 5

                 Left to right            [PHOTO of              [PHOTO of
Susan F. Langlois, Director of       Susan F. Langlois]   Dr. Anthony E. Bolton]
     Regulatory and Clinical
     Affairs
Dr. Anthony E. Bolton, Director
     of Research

VASOGEN'S CORPORATE DEVELOPMENT IN THE PAST YEAR HAS BEEN MARKED BY SUCCESSFUL CLINICAL RESULTS, POWERFUL SCIENTIFIC DISCOVERIES, NEW CLINICAL INITIATIVES, A STRONG FINANCIAL POSITION, AND THE ADDITION OF INDUSTRY LEADERS TO MANAGEMENT, THE SCIENTIFIC ADVISORY BOARD, AND THE BOARD OF DIRECTORS.

drug delivery systems. Finally, we are pleased to have appointed Dr. Clive Ward-Able as Vice-President of Research and Development, responsible for overseeing all clinical and pre-clinical research activities for the Company. Dr. Ward-Able joined us from Roche Pharmaceuticals, where he was Medical and Healthcare Director for Roche Products, U.K.

Our Scientific Advisory Board continues to guide the research and clinical development of the Company. Reflecting the broadening scope of applications for immune modulation therapy, we have added expertise in the areas of cancer, cardiovascular disease, autoimmune disease, regulatory affairs, and immunology. Appointments included Dr. David Wofsy, George A. Zimmerman Distinguished Professor of Medicine and Microbiology/Immunology at the University of California, San Francisco; Dr. Craig Pratt, Professor of Medicine and Director of Clinical Cardiology Research at Baylor College of Medicine, Houston, and past-Chair of the Cardiovascular and Renal Drugs Advisory Board of the U.S. FDA; Dr. Fred Rosen, President of the Center for Blood Research, Boston, and
Professor of Pediatrics at the Harvard Medical School; and Dr. Richard Margolese, Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital, Montreal.

At the Board of Directors level, we were pleased to attract Andre Berard, Chairman and CEO of the National Bank of Canada, and John C. Villforth, President and Executive Director of the Food and Drug Law Institute. With over 40 years of experience in the financial industry, Mr. Berard adds to the Board's depth of business experience, financial expertise, and network of contacts. Mr. Villforth has extensive healthcare experience, having served for over 29 years as a Commissioned Officer in the U.S. Public Health Service, during which time he held the position of Director, Center for Devices and Radiological Health of the Food and Drug Administration.

6  Vasogen Inc.

      [PHOTO of           [PHOTO of     Left to right
Christopher J. Waddick]  Bernard Lim]   Christopher J. Waddick, Vice-President,
                                           Finance and CFO
                                        Bernard Lim, Vice-President, Technology

In summary, over the past year we have continued to develop our network of research collaborators, expanded our clinical trials program, strengthened our financial position, and enhanced the talent and experience of our management team.

In the coming year, we plan to increase the value of Vasogen's product portfolio by completing important clinical trials in several major disease indications, advancing lead applications into multi-center trials in support of regulatory approval, enhancing the depth of our product pipeline through new research initiatives, and developing strategic alliances for commercialization.

In closing, we would like to take this opportunity to thank our shareholders for their support of Vasogen during the past year. To our dedicated staff and network of research collaborators, we extend our thanks for the skill, commitment, and creativity they bring to the rewarding challenge of developing new therapies that can make a real difference in the lives of so many.


/s/ William R. Grant                             /s/ David G. Elsley

William R. Grant                                 David G. Elsley, MBA
Chairman of the Board                            President and CEO

IN THE YEAR AHEAD, WE PLAN TO DRIVE VALUE CREATION BY COMPLETING CLINICAL TRIALS IN SEVERAL MAJOR DISEASE INDICATIONS, ADVANCING LEAD APPLICATIONS INTO MULTI-CENTER TRIALS TO SUPPORT REGULATORY APPROVAL, ENHANCING VASOGEN'S PRODUCT PIPELINE THROUGH NEW RESEARCH INITIATIVES, AND DEVELOPING STRATEGIC ALLIANCES FOR COMMERCIALIZATION.

                                                                 Vasogen Inc. 7

                                   [GRAPHIC]

IT KILLS EVERY 33 SECONDS


               cardiovascular disease

               More than 2,600 Americans die of cardiovascular disease each day. Atherosclerosis, the cause of the most common cardiovascular diseases, is a progressive condition in which the development of plaque in the artery wall restricts blood flow to the heart, brain, and extremities. The American Heart Association currently lists cardiovascular disease as the leading cause of death in the United States.


8  Vasogen Inc.

                                   [GRAPHIC]









                        CLINICAL PROGRAMS          Peripheral Vascular Disease
                                                   Congestive Heart Failure
                                                   Ischemia/Reperfusion Injury


                                                                 Vasogen Inc. 9
cardiovascular
================================================================================

It is now widely recognized that inappropriate inflammatory responses are a significant factor in the development of a number of cardiovascular disorders, including atherosclerosis - the major underlying cause of peripheral vascular disease, congestive heart failure, and ischemia/reperfusion injury. A high level of inflammatory cell activity is also associated with atherosclerotic plaque instability and rupture within the arteries, leading to thrombosis, heart attacks, and strokes. Vasogen's immune modulation therapy has been shown to beneficially impact pathological processes associated with these cardiovascular diseases.

--------------------------------------------------------------------------------

[PHOTO of Robert Roberts, MD, FRCP(C), FACC]

Robert  Roberts,  MD,  FRCP(C),  FACC
Professor of Molecular Physiology and Biophysics, Chief of Cardiology, Baylor College of Medicine

"In addition to cholesterol, we now recognize that inflammatory damage to the lining of the blood vessel is an important factor in the development of atherosclerosis. Based on growing evidence that Vasogen's immune modulation therapy regulates harmful inflammatory processes, and positive clinical data in patients with athero-sclerotic disease, this intervention is showing great promise as a major contribution to the treatment of atherosclerosis and related cardiovascular diseases."

PERIPHERAL VASCULAR DISEASE
Peripheral vascular disease (PVD), which is characterized by atherosclerotic blockage of the major arteries leading to the legs, affects more than 20 million people in North America and Europe. Symptoms of PVD, including severe pain on exercise, are associated with a threefold increase in the incidence of heart attack and stroke - 30% of PVD patients die from these causes within five years of diagnosis. An estimated one in four patients with advanced PVD requires expensive surgical intervention, and in more than 200,000 cases each year, there is a need to amputate. Health expenditures resulting from PVD are now estimated to exceed $10 billion annually.

CONGESTIVE HEART FAILURE
Over 11 million individuals in North America and Europe suffer from congestive heart failure (CHF), and due to the aging population, its prevalence is increasing. CHF occurs when the pumping function of the heart is insufficient to meet the body's demands for oxygen and nutrients. The most common triggers of CHF are hypertension and coronary artery disease due to atherosclerosis. Symptoms include shortness of breath, fatigue, and swelling of the legs. CHF is usually progressive, becomes irreversible, and ultimately results in death. The direct costs of treating CHF in the United States currently exceed $20 billion per year.

ISCHEMIA/REPERFUSION INJURY
Ischemia/reperfusion (I/R) injury is implicated in the more than 500,000 major vascular surgical procedures performed annually in the United States. I/R injury occurs when blood flow to an organ is interrupted, leading to lack of oxygen (ischemia), and then re-established after a period of time (reperfusion). The restoration of blood flow induces a complex series of events, resulting in a harmful inflammatory response. I/R injury results in post-operative organ failure, prolonged patient recovery times, and consequently higher healthcare costs. Each year, complications associated with I/R injury cost healthcare systems in excess of $1 billion.

10  Vasogen Inc.

James B. Young, MD                              [PHOTO of James B. Young, MD]

Medical Director, Kaufman Center for Heart Failure, Head, Section of Heart Failure and Cardiac Transplant Medicine, The Cleveland Clinic Foundation

"Recent insights into the pathophysiology of heart failure have given us new directions for treating this devastating disease. Vasogen's approach to regulating the harmful immune processes associated with congestive heart failure offers the potential to improve quality of life and may even decrease mortality. We are fortunate to be collaborating in the clinical development of this promising therapeutic technology."

DEVELOPMENT STATUS

Vasogen has reported successful results from a double-blind, placebo-controlled clinical trial of immune modulation therapy in 81 patients with moderate to severe peripheral vascular disease (PVD). The trial was designed to investigate the impact of immune modulation therapy on patients' ability to walk free of claudication pain - a widely recognized measure of therapeutic efficacy in PVD. The trial was conducted in the United Kingdom at the University of Dundee, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and at the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery.

The primary endpoint of the trial was successfully achieved, with significantly more of the patients (67%) who received immune modulation therapy exhibiting a greater than 50% increase in their pain-free walking distance compared to those who received placebo (42%). Patients who received active therapy also showed a significant increase in their median pain-free walking distance -102% versus 42% in the placebo group. Immune modulation therapy was well tolerated, with no reports of significant adverse side effects, and provided a long-term therapeutic benefit. Based on these results, plans are underway for the launch of a multi-center trial to support regulatory approval in the United States.

Clinical development in the U.S. is also focused on applying Vasogen's immune modulation therapy to the treatment of congestive heart failure (CHF) and the prevention of ischemia/reperfusion (I/R) injury during major vascular surgery. The CHF clinical trial is ongoing at The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure, and at Baylor College of Medicine and the Texas Heart Institute, Houston, Texas, under the direction of Dr. Guillermo Torre, Medical Director of the Heart Transplant Service. Also in progress at Baylor College of Medicine is a clinical trial designed to investigate the effectiveness of immune modulation therapy in preventing I/R injury during major vascular surgery. Successful completion of these U.S. trials, planned for the second half of 2001, would position the Company to enter multi-center clinical trials of immune modulation therapy to support regulatory approval in three major areas of cardiovascular disease.

                                                                 Vasogen Inc. 11

                                   [GRAPHIC]


THE PAIN IS NOT JUST SKIN DEEP


                    autoimmune disease

                    Approximately 50 million Americans, or one in five people, suffer from one or more of 80 autoimmune diseases. Of those affected, the majority are women. Autoimmune diseases result when the immune system starts attacking the very tissues it was designed to protect. The impact of these diseases on everyday life can range from mild inconvenience to severe disability and even death.


12 Vasogen Inc.

                                   [GRAPHIC]










        CLINICAL PROGRAM           Psoriasis

        PRE-CLINICAL               Multiple Sclerosis

                                   Rheumatoid Arthritis


                                                                 Vasogen Inc. 13
autoimmune
================================================================================

Tissue damage and infection normally trigger a self-limiting immune response that is accompanied by the activation of immune cells and the production of inflammatory cytokines for the purpose of infection clearance and tissue repair. In autoimmune diseases, however, the immune response is ongoing and results in chronic inflammation, leading to progressive tissue damage. Vasogen's immune modulation therapy is being developed to down-regulate chronic inflammation and to reduce the harmful effects associated with autoimmune diseases.

--------------------------------------------------------------------------------

[PHOTO of David Wofsky, MD]

David Wofsy, MD
Professor of Medicine and Microbiology/Immunology, Director, Clinical Trials Center, University of California

"Many diseases, such as rheumatoid arthritis, psoriasis, and multiple sclerosis, are characterized by self-destructive inflammatory and immune reactions. Scientists do not fully understand the cause of these diseases, nor are safe and effective therapies currently available. Recent scientific evidence has raised the hope that new technologies, such as Vasogen's immune modulation therapy, can provide a novel approach to the treatment of these autoimmune diseases. For this reason, it is critically important that we continue to advance the scientific basis and explore the therapeutic potential of this technology."

PSORIASIS
Psoriasis, an autoimmune disease that affects the skin, is characterized by immune-related inflammation and excessive cell growth. It is a lifelong condition with chronic recurrent exacerbations and remissions that are emotionally and physically distressing. Psoriasis is a common disease, occurring in up to 2% of the population. In North America, approximately 400,000 individuals suffer from moderate to severe psoriasis, with the annual cost of outpatient care estimated to exceed $3 billion.

MULTIPLE SCLEROSIS
In multiple sclerosis, the myelin sheath (the outer layer of nerve fibers) becomes inflamed and is ultimately damaged. As a result, the transmission of messages along the nerves and throughout the body may be slowed or blocked, leading to diminished function. Patients experience weakness, numbness, impaired vision, poor coordination, speech problems, muscle rigidity, paraplegia, and loss of voluntary bowel control. Approximately one million people worldwide suffer from multiple sclerosis.

RHEUMATOID ARTHRITIS
Rheumatoid arthritis is a condition in which the immune system attacks cartilage and bone, and may also damage internal organs. Daily joint pain is an inevitable consequence of the disease, and most patients also experience some degree of depression, anxiety, and feelings of helplessness. In some cases, rheumatoid arthritis can interfere with a person's ability to carry out normal daily activities, limit job opportunities, and disrupt the joys and responsibilities of family life. More than two million Americans suffer from this potentially disabling disease.

14 Vasogen Inc.

[PHOTO of Daniel N. Sauder, MD, FRCP(C), FACP]

Daniel N. Sauder, MD, FRCP(C), FACP
Professor & Chief, Division of Dermatology,
Sunnybrook and Women's College Health Sciences Centre,
University of Toronto
"Vasogen's method of using stressed cells to regulate inflammation represents a novel and practical way of exploiting the power of the immune response. Both scientific data and recent clinical results suggest that this therapeutic approach provides a safe and effective way of regulating the immune system, resulting in lower levels of inflammation, less tissue damage, and a reduction in disease."

DEVELOPMENT STATUS

Research  results,  published in theJournal  of Cutaneous  Medicine and Surgery, have demonstrated that Vasogen's immune modulation therapy significantly inhibits inflammation. Furthermore, an alteration in the balance between pro-inflammatory and anti-inflammatory cytokines has been demonstrated in pre-clinical models of inflammatory disease: the pro-inflammatory cytokines tumor necrosis factor-alpha, interferon-gamma, and interleukin-6 were significantly down-regulated, while anti-inflammatory cytokines, including interleukin-10, were significantly up-regulated following immune modulation therapy.

These results have led to the identification of a number of autoimmune disorders, including psoriasis, multiple sclerosis, and rheumatoid arthritis, as potential application targets for immune modulation therapy. In addition to the psoriasis application, which is currently in clinical trials, ongoing research programs are focused on further developing these autoimmune disease indications.

During 2000, Vasogen carried out its first double-blind, placebo-controlled clinical trial of immune modulation therapy for the treatment of an autoimmune disease, in patients with moderate to severe psoriasis. This 20-patient feasibility clinical trial was conducted at the Sunnybrook and Women's College Health Sciences Centre, Toronto, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

Of the patients who received Vasogen's immune modulation therapy, 70% reported symptomatic improvement (as measured by patient global assessment) by the end of their first course of therapy. Using the psoriasis area severity index (PASI) score, 50% of patients who received treatment experienced a clinically significant benefit (that is, a greater than 40% improvement in PASI score). These results show the promise of immune modulation therapy for the treatment of psoriasis. Both in terms of the therapy's beneficial effects and its favorable side-effect profile, immune modulation therapy was shown to compare very favorably to existing therapies for moderate to severe psoriasis, which exhibit significant toxicity.

Vasogen is now carrying out a multi-center clinical trial in patients with moderate to severe psoriasis. This follow-on trial is designed to study optimized treatment schedules and provide further information supporting the efficacy of immune modulation therapy. Successful completion of this trial, scheduled for late 2001, would position the Company to enter pivotal trials for regulatory approval of its first autoimmune disease indication.


                                                                Vasogen Inc. 15

ONE WORD CAN CHANGE YOUR LIFE


               leukemia

               Leukemia is a cancer of the bone marrow and blood. Anyone can get leukemia - it strikes all ages and both sexes. In all types of leukemia, abnormal white cells proliferate in the bone marrow, crowding out healthy blood cells. Organs, such as the liver, spleen, or lymph nodes, can stop functioning properly. Over 22,000 people in the United States will die from leukemia this year.


16 Vasogen Inc.

                                   [GRAPHIC]






                CLINICAL PROGRAMS       Chronic Lymphocytic Leukemia

                                        Graft-versus-Host Disease


                                                                Vasogen Inc. 17
leukemia
================================================================================

Dysfunction of the immune system is implicated in both leukemia and its treatment. In chronic lymphocytic leukemia (CLL), B-lymphocytes multiply in an uncontrolled fashion. Vasogen's immune modulation therapy may increase anti-CLL T cells, potentially leading to disease control. In graft-versus-host disease, activation of T cells in donor bone marrow grafts causes a potentially life-threatening inflammatory reaction. Processing of donor T cells with Vasogen's technology has been shown pre-clinically to prevent such a response.

--------------------------------------------------------------------------------

[PHOTO of Hans A. Messner, MD, PhD, FRCP(C)]

Hans A. Messner, MD, PhD, FRCP(C)
Professor of Medicine, Director, Bone Marrow Transplant Program, Princess Margaret Hospital, Toronto

"Graft-versus-host disease remains a major problem in donor bone marrow transplantation. Using Vasogen's cell-processing technology, we have been remarkably successful in preventing GvHD in experimental situations. Vasogen's cell-processing technology has the potential to extend allogeneic stem cell transplantation to patients who are currently not transplantable."

CHRONIC LYMPHOCYTIC LEUKEMIA
Chronic lymphocytic leukemia (CLL) is the most common form of adult leukemia in the Western world, affecting 120,000 individuals in North America and Europe. CLL is characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen, and liver.

Patients with CLL experience numerous symptoms, including fatigue, weight loss, anemia, bleeding disorders, and increased infections. High-risk CLL patients have a median survival rate of less than three years. At present CLL is incurable, with conventional chemotherapy being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, hair loss, and increased risk of infection. Approximately $300 million is spent annually on current therapies for CLL.

GRAFT-VERSUS-HOST DISEASE
Graft-versus-host disease (GvHD) is a potentially fatal complication of bone marrow transplantation (BMT), a procedure that is performed to treat leukemias and lymphomas that no longer respond to conventional therapy. Prior to a BMT procedure, powerful chemotherapeutic drugs are used alone or in combination with radiotherapy to eliminate the patient's bone marrow, which is the site of production of the malignant cells. The patient's bone marrow is then replaced by normal bone marrow from a donor. Thousands of donor BMT procedures are performed annually.

GvHD develops as part of an immune response that occurs when T cells given with the donor bone marrow (graft) identify cells in the recipient's body (host) as foreign and reject them. Potentially fatal, GvHD is a chronic debilitating disease that can result in widespread organ and tissue damage. Nearly half of all patients who undergo donor BMT develop GvHD. Costs associated with treating the complications of this condition are estimated to be $400 million annually.

18 Vasogen Inc.

[PHOTO of David Spaner, MD, PhD, FRCP(C)]

David Spaner, MD, PhD, FRCP(C)
Clinical Oncologist, Toronto Sunnybrook Regional Cancer Centre, Sunnybrook and Women's College Health Sciences Centre, University of Toronto

"Current treatment strategies to control symptomatic chronic lymphocytic leukemia are unfortunately limited to intervention with toxic chemotherapeutic agents. Given that the malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, we would expect Vasogen's immune modulation therapy to be beneficial. We have recently observed very encouraging clinical responses in patients receiving this treatment modality."

DEVELOPMENT STATUS
Published research shows that the malignant B-lymphocytes involved in chronic lymphocytic leukemia (CLL) appear to have escaped normal immune regulation. Based on encouraging clinical improvements observed in CLL patients who received immune modulation therapy as an alternative to chemotherapy, Vasogen announced plans to initiate a clinical trial in this indication. The trial, designed to investigate the efficacy of Vasogen's immune modulation therapy in patients with CLL, will be conducted at the Toronto Sunnybrook Regional Cancer Centre, Sunnybrook and Women's College Health Sciences Centre, under the direction of Dr. David Spaner, Clinical Oncologist, University of Toronto.

Vasogen is also applying its platform technology to the prevention of graft-versus-host disease (GvHD), a major complication associated with the treatment of leukemia. Results published in the December 2000 issue of the scientific journal Transplantation demonstrated that using Vasogen's cell-processing technology to treat donor T cells prior to their transplantation attenuated or prevented GvHD in pre-clinical research models. Transplantation of processed cells also resulted in a significantly improved outcome compared to the use of cyclosporine, a standard clinical approach currently used in the prevention and treatment of GvHD.

Research has also shown that treatment of human T cells by Vasogen's cell-processing technology results in the production of lower levels of inflammatory cytokines by these cells, and these changes closely mirror those seen in pre-clinical models. These results suggest that the use of Vasogen's technology may offer a therapeutic option when no appropriately matched bone marrow donors are available - a situation in which the risk of the patient's developing life-threatening GvHD would otherwise be high. These results have provided the rationale for the ongoing clinical study in leukemia patients under the direction of Dr. Hans Messner, Director, Bone Marrow Transplant Program, Princess Margaret Hospital, Toronto.

Successful outcomes from these trials, scheduled to report during 2001, would position Vasogen to seek fast-track regulatory approval for these indications.


                                                                Vasogen Inc. 19

Vasogen Inc.



                                                        financials

================================================================================

                               Financial Contents

                     21 Management's Discussion and Analysis
                             23 Corporate Governance
                               24 Auditors' Report
             25 Management's Responsibility for Financial Statements
                         26 Consolidated Balance Sheets
              27 Consolidated Statements of Operations and Deficit
                    28 Consolidated Statements of Cash Flows
                  29 Notes to Consolidated Financial Statements

20 Vasogen
management's discussion and analysis
================================================================================

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, except as described in Note 9, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW

Vasogen Inc. is engaged in the development and commercialization of a therapeutic platform technology designed to treat disease by harnessing the power of the human immune system. Vasogen's lead program, now entering late-stage clinical development, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral vascular disease. Vasogen's immune modulation therapy is also in clinical development for a number of other indications, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. Through collaborations with leading international researchers, Vasogen is also advancing the development of therapeutic interventions for the treatment of additional autoimmune diseases and neurological disorders.

Published research suggests that the normal removal of stressed cells from the body by the immune system is inherently an anti-inflammatory process. Vasogen's immune modulation therapy is designed to exploit this anti-inflammatory response to stressed cells. Delivered during a 20-minute outpatient procedure, Vasogen's immune modulation therapy involves the withdrawal of a sample of a patient's blood cells and the stressing of the cells using a proprietary medical device technology, followed by administration of the stressed cells to the patient. Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies.

RESULTS OF OPERATIONS

Vasogen has incurred annual operating losses since inception related to the research and development of its immune modulation therapy. To date, the Company has not received any revenue from the sales of its products, which are currently in clinical development. These losses may continue as the Company continues to invest in its clinical development programs and develop new applications for its immune modulation therapy platform. To fund its operations, the Company relies principally upon the proceeds of public and private offerings of equity securities and the resulting interest revenue generated. In the future, the Company may also establish alliances with other healthcare companies to assist in delivering and marketing immune modulation therapy, as well as to provide research and development funding.

Marketing the Company's products will require the completion of further clinical trials and/or regulatory approvals, the timing and outcome of which will impact future operations.

Research and Development

Research and development expenditures totaled $6.1 million in 2000, compared to $4.7 million in 1999 and 1998. The increase in spending from last year primarily reflects expanded clinical development activity and the execution of basic science programs aimed at identifying new clinical targets and discovering additional mechanisms by which immune modulation therapy modifies disease processes.

During the year, the Company completed clinical trials in peripheral vascular disease and psoriasis on schedule and advanced its clinical programs in the areas of ischemia/reperfusion injury, congestive heart failure, and graft-versus-host disease. There were no unexpected cost increases associated with these programs. Subsequent to year-end, Vasogen initiated a clinical program in chronic lymphocytic leukemia. More details on Vasogen's clinical development programs can be found elsewhere in this Annual Report.

The Company's pre-clinical program continued to evaluate new disease targets for clinical development, and significant progress was made with respect to identifying additional fundamental mechanisms of its immune modulation therapy. The Company's scientific developments resulted in the filing of numerous patent applications during the year.

General and Administration

General and administration expenditures totaled $5.2 million in 2000, compared to $3.6 million in 1999, and $3.0 million in 1998. In general, this increase relates to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, this increase is due to higher expenses related to business and corporate development activities, and general and administration expenditures resulting from increased infrastructure requirements to support both research and corporate activities.

                                                                Vasogen Inc. 21
management's discussion and analysis
================================================================================

Investment Income

Investment income totaled $1.3 million in 2000, compared with $0.3 million in 1999 and 1998. Investment income was higher in 2000 due primarily to a larger cash and marketable securities balance, which in turn resulted from net cash proceeds of $42.8 million raised from the issue of common shares and the exercise of options and warrants during the period.

Loss

The loss for the year totaled $10.0 million in 2000, compared to $7.9 million in 1999, and $7.3 million in 1998. The increase in 2000 resulted mainly from higher costs associated with the increase in research and development activities and the corporate costs associated with supporting these activities. The loss per common share was $0.24 in 2000, compared to $0.25 in 1999, and $0.29 in 1998. The reduction in the loss per share occurred due to a higher average number of common shares outstanding in 2000, compared to 1999 and 1998.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

Financing

Vasogen completed financings in March and July 2000, for total gross proceeds of $35.6 million. During fiscal 2000, Vasogen also received proceeds of $9.0 million from the exercise of options and warrants. The total number of common shares outstanding at year-end increased to 44.7 million from 35.6 million in 1999.

Cash Position

At November 30, 2000, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $41.6 million, compared to $8.6 million in 1999. The Company invests in highly rated and liquid government and corporate debt instruments. Investment decisions are made by Management in accordance with an established investment policy overseen by the Board of Directors. Although its current cash position is adequate, the Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

RISKS AND UNCERTAINTIES

The Company's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that the Company's clinical studies will provide a positive outcome or that the results will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining product approvals from regulatory authorities. There can also be no assurance that the Company will be successful in marketing and distributing its products.

The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

The Company may continue to generate financing as required through strategic partnering arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as other financing opportunities. However, there can be no assurance that any of these methods will be successful or that the Company will continue to be able to meet its ongoing cash requirements. Any proceeds from the issuance of new share capital or the exercise of options and warrants will depend on prevailing market conditions.

OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical activity associated with moving indications into larger pivotal trials to support U.S. and Canadian regulatory approval, as well as the expansion of pre-clinical and clinical programs directed at increasing its product pipeline. Based on current plans, it is anticipated that total expenses will increase 20%-25% during fiscal 2001. The Company may need to raise additional capital to fund operations over the long term.

To commercialize its immune modulation therapy platform for a number of potential disease indications, the Company intends to enter into strategic alliances with established healthcare companies that have the marketing and distribution infrastructure necessary to support successful market introduction.

22 Vasogen Inc.

corporate governance
================================================================================

In 1995, The Toronto Stock Exchange ("TSE") adopted certain guidelines drawn from the report issued in December 1994 by the Toronto Stock Exchange Committee on Corporate Governance (the "Requirements"). The Requirements include a number of guidelines for effective corporate governance and require each corporation listed on the TSE to disclose, on an annual basis, its approach to corporate governance, with reference to specified guidelines contained in the Requirements. The Requirements establish guidelines for the responsibility of the board of directors and its various committees for the operation and governance of a corporation, including guidelines with respect to the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, and the appointment and mandate of the board's committees.

Vasogen's board of directors (the "Board") consists of nine directors, seven of whom are considered unrelated directors, independent of the day-to-day operations of the Corporation. David Elsley, President and Chief Executive Officer ("CEO"), and Dr. Eldon Smith, Vice-President, Scientific Affairs, are the only directors who are members of management. Mr. William Grant, Chairman of the Board, is independent of management, and therefore the offices of the Chairman and CEO are separate. Accordingly, the Board believes that the appropriate structures and procedures are in place to ensure that the Board can function independently of management. The Board reviews the number of directors on the Board annually with a view to establishing an optimum number for effective decision-making. The Board believes that it is able to operate effectively, considers its size to be appropriate at this time and its composition to be representative of the shareholders' interests.

The Board supervises the management of the business and affairs of the Corporation with a view to enhancing shareholder value. The Board participates with management in developing and approving the mission of the business, its objectives, and its goals. The Board has the responsibility for the appointment and replacement of the CEO. The Board has constituted an independent Scientific Advisory Board ("SAB"). The SAB advises the Board on the direction of the Corporation's scientific, technical, research, development, and marketing activities.

The Board has a Compensation and Corporate Governance Committee and an Audit Committee. Each committee consists of three members, all of whom are unrelated directors. The Compensation and Corporate Governance Committee reviews the compensation strategy and policies of the Corporation, including the performance and compensation of the CEO and senior executives. This committee also reviews the Corporation's approach to succession planning and governance issues, which includes a periodic review of the Corporation's corporate governance policy with reference to the Requirements. Vasogen maintains a corporate governance manual that is reviewed and approved by the Board. The Audit Committee monitors the Company's financial activities, policies, and internal control procedures. Given its size, the Board is of the opinion that it is capable of dealing with most issues at the Board level and that, at the present time, it only requires two active committees.

The Board reviews and approves the Corporation's financial statements and material communications to shareholders and supervises the Corporation's regulatory compliance. Vasogen has investor relations personnel to assist in corporate communications.

The effectiveness of the Board and the committees of the Board and the contribution of individual directors are assessed on an ongoing basis by the Board. The directors are encouraged to actively seek out possible new candidates for Board membership commensurate with growing corporate activities and changing requirements. As a result, in the past two years, four new directors have been added and the size of the Board has increased by two. New recruits to the Board are provided with extensive background documentation with respect to Vasogen and meet with management in order to discuss and be informed of the Corporation's affairs.

                                                                 Vasogen Inc. 23
auditors' report
================================================================================

To the Shareholders of Vasogen Inc.

We have audited the consolidated balance sheets of Vasogen Inc. (a development stage company) as at November 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended November 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended November 30, 1999 and for the period from December 1, 1987 to November 30, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000 and balance sheets as at November 30, 2000 and 1999 to the extent summarized in Note 9 to the consolidated financial statements.


/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
December 22, 2000


24 Vasogen Inc. [A development stage company]
management's responsibility for financial statements
================================================================================

The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management's best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Corporation within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprising unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Corporation.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.



/s/ Christoher J. Waddick                      /s/ David G. Elsley

Christopher J. Waddick                         David G. Elsley
Vice-President, Finance and                    President and
Chief Financial Officer                        Chief Executive Officer



                                   [A development stage company] Vasogen Inc. 25
consolidated balance sheets
================================================================================

--------------------------------------------------------------------------------
November 30, 2000 and 1999                             2000            1999
--------------------------------------------------------------------------------
(In thousands of Canadian dollars)


ASSETS
Current assets
Cash and cash equivalents                          $    2,327      $   1,031
Marketable securities (note 2)                         27,999          6,837
Prepaid expenses and other receivables                  1,177            562
--------------------------------------------------------------------------------
                                                       31,503          8,430

Marketable securities (note 2)                         11,313            739

Capital assets                                            432            299
Less accumulated amortization                             180            106
--------------------------------------------------------------------------------
                                                          252            193


Acquired technology                                     4,081          4,081
Less accumulated amortization                           2,309          2,056
--------------------------------------------------------------------------------
                                                        1,772          2,025
--------------------------------------------------------------------------------
                                                   $   44,840      $  11,387
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities           $    1,326      $     945

Shareholders' equity
Share capital (note 3)                                 90,785         47,752
Deficit accumulated during the development stage      (47,271)       (37,310)
--------------------------------------------------------------------------------
                                                       43,514         10,442
--------------------------------------------------------------------------------
                                                   $   44,840      $  11,387
================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Benoit La Salle                            /s/ William R. Grant

Benoit La Salle                                William R. Grant
Director                                       Director

26 Vasogen Inc. [A development stage company]
consolidated statements of operations and deficit
================================================================================

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                             Period from
                                                                                                             December 1,
                                                                Years ended November 30                        1987 to
                                                ------------------------------------------------------       November 30,
                                                    2000                 1999                  1998              2000
-----------------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars except per share amounts)


Expenses
Research and development                         $  6,108             $  4,672              $  4,656           $ 27,318
General and administration                          5,156                3,554                 2,957             20,644
-----------------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                        (11,264)              (8,226)               (7,613)           (47,962)

Investment income                                   1,303                  311                   301              2,201
-----------------------------------------------------------------------------------------------------------------------------

Loss for the period                                (9,961)              (7,915)               (7,312)           (45,761)

Deficit, beginning of period                      (37,310)             (29,395)              (22,083)            (1,510)
-----------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                           $(47,271)            $(37,310)             $(29,395)          $(47,271)
=============================================================================================================================

Basic and diluted loss per share                 $  (0.24)            $  (0.25)             $  (0.29)
=============================================================================================================================


See accompanying notes to consolidated financial statements.


                                   [A development stage company] Vasogen Inc. 27
consolidated statements of cash flows
================================================================================


----------------------------------------------------------------------------------------------------------------------
                                                                                                       Period from
                                                                                                       December 1,
                                                             Years ended November 30                     1987 to
                                                -------------------------------------------------      November 30,
                                                   2000               1999               1998             2000
----------------------------------------------------------------------------------------------------------------------
(In thousands of Canadian dollars)


CASH PROVIDED BY (USED IN)
Operations
Loss for the period                             $ (9,961)          $ (7,915)          $ (7,312)          $(45,761)
Items not involving cash
  Amortization of capital assets
   and acquired technology                           327                300                236              2,708
  Loss on write-off of
   capital assets                                     --                 --                  6                 24
  Forgiveness of debt                                 --                 --                 --                (63)
  Common shares issued
   for services                                      233                259                 55              2,449
  Foreign exchange                                   (21)               (27)               (40)               (88)
  Change in non-cash
    working capital (note 4)                        (234)               (11)                99                121
----------------------------------------------------------------------------------------------------------------------
                                                  (9,656)            (7,394)            (6,956)           (40,610)

Financing
Shares issued for cash                            35,650              9,825              5,043             68,882
Warrants exercised for cash                        6,898              1,739                253             15,594
Options exercised for cash                         2,064                724                 95              4,184
Share issue costs                                 (1,812)              (934)              (479)            (4,986)
Issue of convertible debt                             --                 --                 --                650
Financing costs                                       --                 --                 --                (28)
Payable to related parties                            --                 --                 --               (232)
----------------------------------------------------------------------------------------------------------------------
                                                  42,800             11,354              4,912             84,064

Investments
Increase in capital assets                          (133)              (141)              (100)              (620)
Increase in acquired technology                       --               (440)              (178)            (1,283)
Purchases of marketable securities               (35,226)            (9,839)            (4,037)           (60,298)
Maturities of marketable securities                3,490              6,391              6,937             20,986
----------------------------------------------------------------------------------------------------------------------
                                                 (31,869)            (4,029)             2,622            (41,215)

Foreign exchange gain on cash
  held in foreign currency                            21                 27                 40                 88
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                             1,296                (42)               618              2,327

Cash and cash equivalents,
  beginning of period                              1,031              1,073                455               --
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period                                 $  2,327           $  1,031           $  1,073           $  2,327
======================================================================================================================

Supplementary disclosures (note 4)
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


28 Vasogen Inc. [A development stage company]
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The financial information presented has been prepared on the basis that the Company is considered a development stage enterprise and accordingly, the statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2000.


1.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 9, conform in all material respects with accounting principles generally accepted in the United States.

(a)  Principles of consolidation

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited, incorporated in 1998. The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)  Marketable securities

     Marketable securities held to maturity are stated at the lower of amortized cost or market. Interest is recognized on an effective yield basis.

(c)  Concentration of credit risk

     Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities.

     Marketable securities include bonds issued by Canadian governments and predominantly Crown corporations, with varying maturities between one and thirty-six months from the date of purchase, that are capable of prompt liquidation.

(d)  Capital assets

     Capital assets are stated at cost and include testing equipment, computer equipment and leasehold improvements. Amortization is provided on a straight-line basis over five years. The Company regularly reviews the carrying values of its capital assets. If the carrying values of its capital assets exceed the amount recoverable, a write-down is charged to the statement of operations.

(e)  Acquired technology

     Acquired technology, representing the Company's platform medical device technology, is stated at cost. Amortization is provided on a straight-line basis over 20 years, representing the period from the acquisition date to the expiry date of the technology's initial patent. On an ongoing basis, management reviews the carrying value and amortization of the technology, taking into consideration any events and circumstances that might impair its value. A loss is charged to the statement of operations when the carrying values of acquired technology exceed its recoverable amount.

(f)  Stock-based compensation plan

     The Company has a stock-based compensation plan as described in note 3. No compensation expense is recognized when stock options or warrants are issued. Any consideration paid on the exercise of stock options, warrants, or purchase of stock is credited to share capital.

(g)  Research and development

     Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company had not capitalized any such development costs to date.

(h)  Measurement uncertainty

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(i)  Income taxes and investment tax credits

     Effective December 1, 1999 the Company changed from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

     The Company has determined that there is no material difference in its income tax position under the asset and liability method of income tax accounting because any future tax assets initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the gross deferred tax asset balances given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carry-forward period. Prior years' financial statements have not been restated for this change in accounting policy.

     The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research costs, as applicable.

(j)  Comparative figures

     Certain comparative figures have been reclassified to conform with the financial statements presentation adopted for the current year.


                                   [A development stage company] Vasogen Inc. 29
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000

2.   MARKETABLE SECURITIES

--------------------------------------------------------------------------------------------------------------
                                                   One year    One year plus                     Yield to
2000                                               maturity     maturities       Total           maturity
--------------------------------------------------------------------------------------------------------------
Canadian federal government bonds                $    2,438      $   1,289     $   3,727        5.62-5.97%
Canadian provincial government bonds                  3,567          3,666         7,233        5.70-6.17%
Canadian corporate bonds                             21,994          6,358        28,352        5.85-6.36%
--------------------------------------------------------------------------------------------------------------
                                                 $   27,999      $  11,313     $  39,312
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
                                                   One year    One year plus                     Yield to
1999                                               maturity     maturities       Total           maturity
--------------------------------------------------------------------------------------------------------------
Canadian federal government bonds                $    1,299      $       -     $   1,299        4.21-4.54%
Canadian provincial government bonds                  4,217            668         4,885        4.21-6.01%
Canadian corporate bonds                              1,321             71         1,392        5.00-6.10%
--------------------------------------------------------------------------------------------------------------
                                                 $    6,837      $     739     $   7,576
==============================================================================================================

     At November 30, 2000 and 1999, the carrying value of marketable securities approximated their quoted market value.

3.   SHARE CAPITAL

(a)  Authorized unlimited common shares, without par value

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Period from
                                                                                                              December 1, 1987 to
                                      2000                       1999                       1998               November 30, 2000
------------------------------------------------------------------------------------------------------------------------------------
                            Number of                  Number of                 Number of                  Number of
                             shares        Amount       shares       Amount       shares        Amount        shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
                         (In thousands)             (In thousands)             (In thousands)             (In thousands)

Balance,
  beginning of period        35,592      $ 47,752       26,574      $ 36,139       23,331      $ 31,172        1,032      $  1,213
Issued for
    Cash                      3,738        35,650        6,590         9,825        2,882         5,043       25,407        68,882
    Services                     40           233          207           259           33            55        1,571         2,449
    Technology                 --            --           --            --           --            --          1,913         2,799
Warrants exercised            3,979         6,898        1,627         1,739          228           253       11,028        15,594
Options exercised             1,393         2,064          594           724          100            95        3,367         4,184
Debt conversion                --            --           --            --           --            --            424           650
Share issue costs              --          (1,812)        --            (934)        --            (479)        --          (4,986)
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period       44,742      $ 90,785       35,592      $ 47,752       26,574      $ 36,139       44,742      $ 90,785
====================================================================================================================================

     Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

(b)  Options

--------------------------------------------------------------------------------
                                            2000          1999           1998
--------------------------------------------------------------------------------
(In thousands)

Balance, beginning of year                 2,562         2,435         2,481
Issued                                       311           766           569
Exercised                                 (1,393)         (594)         (100)
Expired or canceled                         --             (45)         (515)
--------------------------------------------------------------------------------
Outstanding, end of year                   1,480         2,562         2,435
================================================================================
Exercisable, end of year                   1,265         2,092         2,285
================================================================================

     The exercise prices of options must at least equal the quoted market value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. As at November 30, 2000, these options have exercise prices ranging from $1.00 to $9.55, and generally vest over a maximum period of two to three years and expire over various dates to 2005.


30 Vasogen Inc. [A development stage company]
notes to consolidated financial statements
================================================================================

(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000


(c) Warrants

---------------------------------------------------------------------------------------------------------------
                                                                             2000        1999         1998
---------------------------------------------------------------------------------------------------------------
                                                          Warrants
                                                         issued for
                                         Warrants        financing/
                                        issued for       technology
                                         services        acquisition         Total       Total        Total
---------------------------------------------------------------------------------------------------------------
(In thousands)
Balance, beginning of year                 1,692            2,780            4,472       5,885       4,725
Issued                                       283             --                283         796       2,538
Exercised                                 (1,372)          (2,607)          (3,979)     (1,627)       (228)
Expired or canceled                         (290)            (143)            (433)       (582)     (1,150)
---------------------------------------------------------------------------------------------------------------
Outstanding, end of year                     313               30              343       4,472       5,885
===============================================================================================================
Exercisable, end of year                     278               30              308       4,304       5,885
===============================================================================================================

     As at November 30, 2000, these warrants have exercise prices ranging from $1.00 to $10.00 and expire over various dates to 2004. Each warrant granted allows the holder to purchase one common share.

(d)  Employment options and warrants

     The following tables present information on employment options which include all stock options and warrants issued for employment compensation.

--------------------------------------------------------------------------------------------------------------------------------
                                                 2000                          1999                          1998
--------------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                      Weighted                      Weighted
                                                        average                       average                       average
                                                       exercise                      exercise                      exercise
                                         Number           price        Number           price        Number           price
--------------------------------------------------------------------------------------------------------------------------------
                                     (In thousands)                (In thousands)                (In thousands)
Outstanding, beginning of year            3,861        $   1.46        4,534         $   1.37        4,445         $   1.43
Issued                                      311            7.33          766             1.62          804             1.25
Exercised                                (2,567)           1.37       (1,194)            1.18         (150)            1.01
Expired or canceled                        --               --          (245)            1.52         (565)            2.23
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                  1,605            2.59        3,861             1.46        4,534             1.37
================================================================================================================================
Exercisable, end of year                  1,390        $   2.23        3,392         $   1.40        4,385         $   1.35
================================================================================================================================

     As at  November  30,  2000,  there were  443,092  (1999 -  246,952;  1998 -
     380,798)  employment options and warrants  available for grant.

     Employment options outstanding and exercisable as of November 30, 2000 are as follows:

--------------------------------------------------------------------------------
                          Employment                                  Employment
                 options outstanding                         options exercisable
--------------------------------------------------------------------------------
                                           Weighted average
                                                  remaining
Exercise price            Number           contractual life           Number
--------------------------------------------------------------------------------
                      (In thousands)                              (In thousands)

$ 1.00-1.25                 941                 1.4-3.0                 941
  1.55-1.75                 183                 1.1-3.5                 173
  2.00-3.02                 170                 1.3-3.9                 165
  5.70-7.05                 161                 4.1-4.4                  21
  8.25-9.55                 150                 2.6-4.6                  90
--------------------------------------------------------------------------------
                          1,605                     3.3               1,390
================================================================================

                                   [A development stage company] Vasogen Inc. 31
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000

4.   SUPPLEMENTAL CASH FLOW INFORMATION

(a)  Change in non-cash working capital

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Period from
                                                                                                           December 1,
                                                                    Years ended November 30                  1987 to
                                                         --------------------------------------------      November 30,
                                                            2000             1999             1998            2000
-----------------------------------------------------------------------------------------------------------------------------
Prepaid expenses and other receivables                   $  (615)          $  (210)          $  (266)        $(1,145)
Accounts payable and accrued liabilities                     381               199               365           1,266
-----------------------------------------------------------------------------------------------------------------------------
                                                         $  (234)          $   (11)          $    99         $   121
=============================================================================================================================

(b)    Non-cash financing and investing activities

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Period from
                                                                                                           December 1,
                                                                 Years ended November 30                     1987 to
                                                         -------------------------------------------       November 30,
                                                           2000             1999             1998              2000
-----------------------------------------------------------------------------------------------------------------------------

Non-cash financing activity:
       Debt conversion                                   $    --          $    --          $    --          $  (650)
       Shares issued on debt conversion                       --               --               --              650
       Shares issued for services                            233              259               55            2,449
       Shares issued for technology                           --               --               --            2,799
-----------------------------------------------------------------------------------------------------------------------------
                                                         $   233          $   259          $    55          $ 5,248
=============================================================================================================================
Non-cash investing activity
       Technology acquired for shares issued             $    --          $    --          $    --          $(2,799)
=============================================================================================================================

(c)  Interest Received

     The  interest  received  in 2000  was  $859,000  (1999 -  $195,000;  1998 -
     $146,000; from inception to November 30, 2000 - $1,482,000).

5.   FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The carrying value of marketable securities approximates their quoted market value.

6.   INCOME TAXES

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30, 2000 are presented below:

------------------------------------------------------------------------------------------
                                                                  2000        1999
------------------------------------------------------------------------------------------

Future tax assets:
       Non-capital losses                                       $ 4,143     $ 5,794
       Deductible share issue costs                                 871         603
       SR&ED expenditure pool, net of refundable tax credits      4,143       3,201
------------------------------------------------------------------------------------------
                                                                  9,157       9,598
Less valuation allowance:                                        (8,933)     (9,466)
Future tax liability
       Excess of book value of capital assets over tax value       (224)       (132)
------------------------------------------------------------------------------------------
Net future tax asset                                            $    --     $    --
------------------------------------------------------------------------------------------

Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development (SR&ED) expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2000 is approximately $11,310,000 (1999 - $7,180,000).

32 Vasogen Inc. [A development stage company]
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000 The Company has also earned investment tax credits ("ITCs") on SR&ED expenditures, which will expire as follows:

--------------------------------------------------------------------------------
        2005                                  $     128
        2006                                        299
        2007                                        404
        2008                                        341
        2009                                        485
        2010                                        979
--------------------------------------------------------------------------------
                                              $   2,636
================================================================================

The Company has losses of approximately $12,258,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. These tax losses expire as follows:

--------------------------------------------------------------------------------
        2003                                  $   3,058
        2004                                      6,473
        2006                                      2,002
        2007                                        725
--------------------------------------------------------------------------------
                                              $  12,258
================================================================================

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $15,072,000 available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

7.   SEGMENT INFORMATION

The Company operates in one business segment being the development of immune modulation therapies. The capital assets are located in Canada and the acquired technology is located in Ireland.

8.   ROYALTY COMMITMENTS

The Company has granted royalties to arm's-length third parties on gross amounts received by the Company from future commercial sales of its products comprising 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from VAS971 to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES

The Company's consolidated financial statements are prepared in accordance with GAAP in Canada which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and GAAP in the United States on the Company's consolidated financial statements. (a) Consolidated statements of operations and deficit

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Period from
                                                                                                           December 1,
                                                                 Years ended November 30                     1987 to
                                                      ----------------------------------------------       November 30,
                                                         2000              1999              1998              2000
--------------------------------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                                $ (9,961)         $ (7,915)         $ (7,312)         $(45,761)
Technology costs (i)                                        --              (440)             (179)           (4,081)
Technology amortization (i)                                253               253               204             2,309
Non-employee stock compensation (ii)                      (595)             (326)             (128)           (1,516)
Warrants issued to acquire technology (iii)                 --                --                --               (61)
--------------------------------------------------------------------------------------------------------------------------------
Loss per United States GAAP                           $(10,303)         $ (8,428)         $ (7,415)         $(49,110)
================================================================================================================================
Basic and diluted loss per share
  under United States GAAP                            $  (0.25)         $  (0.27)         $  (0.29)
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
(In thousands)


Weighted average number of shares
  under United States GAAP (iv)                         40,941            31,131            25,416
================================================================================================================================

                                   [A development stage company] Vasogen Inc. 33
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000

(b) Consolidated balance sheets

--------------------------------------------------------------------------------------------------------------------------------
                                                                            2000                              1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                                    United                            United
                                                                   Canada           States          Canada            States
--------------------------------------------------------------------------------------------------------------------------------
Acquired technology (i)                                           $  1,772         $   --           $  2,025         $   --
Share capital (ii) (iii)                                            90,785           92,362           47,752           48,734
Deficit, end of year (i) (ii) (iii)                                (47,271)         (50,620)         (37,310)          40,317
Deficit accumulated during development stage (i) (ii) (iii)        (45,761)         (49,110)         (35,800)         (38,807)
================================================================================================================================


     (i) Canadian GAAP permits the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes the costs would have been expensed and the amortization recorded under Canadian GAAP would be reversed.

     (ii) In 1996, Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock Based Compensation," was issued and requires the recording of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted post December 15, 1995 has been estimated at the date of grant using the Black-Scholes option pricing model based on the assumptions set out in note 9 (e). The stock compensation charge for non-employee services received, calculated in accordance with SFAS No. 123, is $595,000 for the year ended November 30, 2000 (1999 - $326,000; 1998 - $128,000;
          period from December 1, 1987 to November 30, 2000 - $1,516,000).

          For purposes of measuring compensation cost under United States GAAP, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations including FASB Interpretation No. 44, in accounting for stock options and warrants issued to employees as employment compensation ("employment options"). Under this method, no compensation expense is recorded for employee stock options or warrants having an exercise price that exceeds or equals the market value of the underlying shares at the grant date. For the Company, this results in accounting consistent with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized in fiscal 2000 or in prior years since inception.

     (iii)In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model based on the assumptions similar to those disclosed in note 9 (e).

     (iv) The options and warrants outstanding for the year ended November 30, 2000 were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.

(c)  Consolidated statements of cash flows

     Cash from operations under United States GAAP includes the adjustments (i),
     (ii) and (iii) to the loss for the year. Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (adjustment (i)).

(d)  Income taxes

     Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. For United States GAAP purposes, these credits may be recorded as a reduction of income tax expense. Total research and development credits were $403,000 in 2000 (1999 - $369,000; 1998 - nil;
     from December 1, 1987 to November 30, 2000 - $772,000).

     Under Canadian GAAP, the future income tax assets and liabilities are calculated using the enacted or substantially enacted tax rates. Under United States GAAP, future tax assets and liabilities are calculated using only enacted tax rates. As at November 30, 2000, the net future tax assets and valuation allowance calculated under United States GAAP would have increased by approximately $3,734,000 as set out below:

--------------------------------------------------------------------------------
                                                                 2000
--------------------------------------------------------------------------------

Future tax assets:
  Non-capital losses                                          $      6,905
  Deductible share issue costs                                         997
  SR&ED expenditure pool, net of refundable tax credits              4,983
--------------------------------------------------------------------------------
                                                                    12,885
Less valuation allowance                                           (12,667)
Future tax liability:
  Excess of book value of capital assets over tax value               (218)
--------------------------------------------------------------------------------
Net future tax asset                                          $         --
================================================================================

There are no significant differences in future tax assets and liabilities calculated in years preceding 2000 under the Canadian and United States accounting standards.


34 Vasogen Inc. [A development stage company]
notes to consolidated financial statements
================================================================================
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000

(e)  Stock-based compensation

     The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the following assumptions:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2000               1999              1998
----------------------------------------------------------------------------------------------------------------------------------
Weighted average risk-free interest rate                                             6.13%              6.19%             5.54%
Dividend yield                                                                       0.00               0.00              0.00
Volatility factor of the expected market price of the Company's common shares          90%                90%               90%
Weighted average expected life of the employment options                           2 years            2 years           2 years
==================================================================================================================================

     The resulting weighted average, grant-date fair value of the employee and non-employee stock-based compensation issued in 2000 was $4.61 (1999 - $1.05; 1998 - $0.88).

     While SFAS No. 123 does not require the recording of compensation cost for stock options and warrants issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had accounted for employment options and warrants issued in 2000, 1999 and 1998 under the fair value method, as follows:

------------------------------------------------------------------------------------------------------
                                                2000               1999              1998
------------------------------------------------------------------------------------------------------
(Unaudited)
Loss for the year                           $   (10,303)      $    (8,428)     $     (7,415)
Compensation cost - employees                      (769)             (675)             (665)
------------------------------------------------------------------------------------------------------
Pro forma loss for the year                 $   (11,072)      $    (9,103)     $     (8,080)
======================================================================================================

Pro forma loss per share                    $     (0.27)      $     (0.29)     $     (0.32)
======================================================================================================

     The effects of applying SFAS No. 123 to calculate compensation cost in 2000, 1999 and 1998 may not be representative of the effects on pro forma net income in future periods.

(f)  Recent accounting pronouncements

     In June 1998,  the FASB  issued SFAS No. 133,  "Accounting  for  Derivative
     Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Application for this SFAS has been postponed. As such, the Company will be required to implement SFAS No. 133 for its fiscal year ended November 30, 2001. To date the Company has not entered into derivative contracts. The Company expects the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or cash flows.

     In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" -- an amendment of FASB Statement No. 133, FASB Statement No. 139, Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89 and 122 - regarding financial reporting by producers and distributors of motion picture films; and FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" - a replacement for FASB Statement No. 125. The Company expects that the adoption of SFAS No. 138 and No. 140 will have no material impact on its financial position, results of operations or cash flows. SFAS No. 139 is not applicable to the Company's business.

                                  [A development stage company] Vasogen Inc. 35
corporate information
================================================================================

STOCK LISTINGS

Toronto Stock Exchange - VAS
American Stock Exchange - MEW


INVESTOR RELATIONS

Tel: 905.569.9065
Fax: 905.569.9231
E-mail: investor@vasogen.com


TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Tel: 416.643.5500
     or 1.800.387.0825
Fax: 416.643.5501
E-mail: inquiries@cibcmellon.ca


U.S. TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ
U.S.A. 07016-3572
Tel: 908.497.2300
Fax: 908.497.2313


AUDITORS

KPMG LLP
4120 Yonge Street, Suite 500
Toronto, ON Canada M2P 2B8

CORPORATE COUNSEL

Lang Michener
BCE Place, Suite 2500, 181 Bay Street
Toronto, ON Canada M5J 2T7


U.S. CORPORATE COUNSEL

Cadwalader, Wickersham & Taft
100 Maiden Lane, New York, NY
U.S.A. 10038


PATENT COUNSEL

Burns Doane Swecker Mathis LLP
333 Twin Dolphin Drive, Redwood Shores, CA
U.S.A.  94065-1418


Annual Meeting

Shareholders are invited to attend the Company's Annual Meeting at 4:30 p.m. on Wednesday, May 2, 2001, at the TSE Conference Centre, 130 King Street West, The Exchange Tower, Toronto, Ontario.

--------------------------------------------------------------------------------

Statements contained in this annual report, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company`s current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

36  Vasogen Inc.

corporate directory
================================================================================

BOARD OF DIRECTORS

William R. Grant
Chairman of the Board
Chairman and Co-founder of Galen Associates

Andre Berard
Chief Executive Officer and Chairman of the
Board, National Bank of Canada

William A. Cochrane,MD, FRCP(C)
Vice-Chairman of the Board
Former Chairman and Chief Executive Officer,
Connaught Laboratories

David G. Elsley,MBA
President and Chief Executive Officer,
Vasogen Inc.

Terrance H. Gregg
President and Chief Operating Officer,
Office of the Chief Executives,
MiniMed Inc.

Benoit La Salle,CA
President and Chief Executive Officer,
SEMAFO Inc.

Eldon R. Smith,MD, FRCP(C), FACC
Vice-President, Scientific Affairs,
Vasogen Inc.

Graham Strachan
Former President and Chief Executive Officer,
Allelix Biopharmaceuticals Inc.

John C. Villforth
President and Executive Director,
Food and Drug Law Institute


SENIOR MANAGEMENT

Anthony E. Bolton,PhD, DSc, FRCPath
Director of Research

David G. Elsley,MBA
President and Chief Executive Officer

Robert G. Hirons
Director of Intellectual Property

Tamar Howson,MBA, MSc
Director of Business Development

Susan F. Langlois
Director of Regulatory and Clinical Affairs

Bernard Lim,MIEE, C.Eng
Vice-President, Technology

J.D. Miller
Director of Corporate Development

Eldon R. Smith,MD, FRCP(C), FACC
Vice-President, Scientific Affairs

Christopher J. Waddick,MBA, CMA
Vice-President, Finance and Chief Financial Officer

Clive Ward-Able, MD, B.Pharm
Vice-President, Research and Development

SCIENTIFIC ADVISORY BOARD

Paul W. Armstrong,MD, FRCP(C), FACC
Professor of Medicine,
University of Alberta

Pavel Hamet,MD, PhD, FRCP(C)
Director of Research,
Centre Hospitalier de l'Universite de Montreal

Richard G. Margolese,MD, FRCS(C)
Herbert Black Professor of Surgical Oncology,
McGill University
Director of the Department of Oncology,
Sir Mortimer B. Davis-Jewish General Hospital

Richard G. Miller,PhD, FRSC
Professor, Departments of Medical Biophysics and Immunology,
University of Toronto

Craig M. Pratt,MD
Professor of Medicine,
Baylor College of Medicine
Director of Coronary Intensive Care Unit,
The Methodist Hospital

Robert Roberts, MD, FRCP(C), FACC
Professor of Molecular Physiology and Biophysics,
Chief of Cardiology,
Baylor College of Medicine

Fred S. Rosen,MD
President of the Center for Blood Research,
Professor of Pediatrics,
Harvard Medical School

David Wofsy,MD
Professor of Medicine and Microbiology/Immunology,
Director, Clinical Trials
Center, University of California

Vasogen Inc.



























Corporate Office

   2155 Dunwin Drive, Mississauga (Toronto), Ontario, Canada  L5L 4M1

                                      Tel: 905.569.2265  Fax: 905.569.9231

================================================================================

                                                        Web site:www.vasogen.com